EXHIBIT 2.3

Minco Silver Corporation

Management’s Discussion and Analysis

For the Period Ended June 30, 2007

This management’s discussion and analysis (“MD&A”), dated August 1, 2007 should be read in conjunction with the accompanying unaudited consolidated financial statements and notes prepared by management for the period ended June 30, 2007 and the audited consolidated financial statements and notes prepared by management for the year ended December 31, 2006. The Company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Except as noted, all financial amounts are expressed in Canadian dollars.

This MD&A contains statements that are forward-looking in nature, involving known and unknown risks and uncertainties such as general economic and business conditions, operating costs, changes in foreign currency exchange rates, and other factors. Since forward-looking statements address future events and conditions, by their nature, they involve inherent risks and uncertainties. Therefore, actual results may be materially different from those expressed or implied in such statements.

Additional information, including the above mentioned audited consolidated financial statements for the year ended December 31, 2006 and the MD&A and annual information form (AIF) for the same period, which contain extensive disclosure of the history and properties of the Company, are available on SEDAR and may be accessed at www.sedar.com.

Foreign Exchange Rates

The Company undertakes many transactions in US dollars and Chinese RMB. Information concerning exchange rates between these currencies and the Canadian dollar is summarized below:

	RMB	US$
2006 2nd quarter average	7.146	0.891
June 30, 2006	7.151	0.893
2006 average	7.040	0.882
December 31, 2006	6.708	0.858
2007 2nd quarter average	6.816	0.882
June 30, 2007	7.200	0.944

Company Overview

Minco Silver Corporation was incorporated under the laws of British Columbia, Canada on August 20, 2004. Minco Silver Corporation is engaged in the acquisition and exploration of silver dominant mineral properties in the People’s Republic of China. At the date of this MD&A, Minco Gold Corporation (“Minco Gold” – formerly Minco Mining & Metals Corporation) has a 45% equity interest in the Company.

In 2004, the Company, Minco Gold and Silver Standard Resources Inc. (“Silver Standard”) entered into a strategic alliance to jointly pursue silver opportunities in China. As part of the agreement, the Company will be the exclusive entity for both parties to pursue silver projects in China. The Company and Silver Standard have one common director.

Properties

The Company’s principal property is the Fuwan Silver Project located in Guangdong Province, China.  The Company’s objective is to explore and develop the Fuwan Silver Property with a view to commencing commercial mining operations on the property. The Company will acquire new silver projects in China.

On April 16, 2004, Minco Gold entered into preliminary joint venture agreement with third parties to explore and develop the Fuwan Silver Property and an agreement to acquire an interest in the Changkeng Property in Guangdong Province, China.  The target mineral in the Changkeng Property is gold but the property is also known to contain silver mineralization.  The gold and silver zones on the Changkeng Property are geologically distinct and can be mined as separate entities without interference. In this MD&A, the silver zone on the Changkeng Property is referred to as the “Changkeng Silver Interest”.

On August 20, 2004, Minco Gold transferred the following mineral interests to the Company in exchange for 14,000,000 common shares:

(a)

The right to earn a 51% interest in the Changkeng Silver Interest;

(b)

A preliminary joint venture agreement in relation to the exploration and development of the Fuwan silver deposit; and

(c)

New exploration permits acquired or to be acquired in respect of certain mineral properties adjoining the Fuwan and Changkeng properties and known as the Guanhuantang, Luoke-Jilinggang and Guyegang-Sanyatang properties and the Dadinggang property.

Minco Gold was the sole shareholder of the Company and the two companies had common management at the time of the transaction.  As at the date of transfer, Minco Gold had expended $63,331 in preliminary exploration costs for property maintenance. The Company’s right to the Changkeng Silver Interest is dependent upon Minco Gold’s interest in the Changkeng property in accordance with the terms of a joint venture agreement, to which the Company is not a party to. The Company’s interest in the silver mineralization underlying the Changkeng property will be lost or impaired in the event that Minco Gold loses any or all of its interest in the Changkeng property.

On September 28, 2004, the Company signed a joint venture agreement with Guangdong Geological Exploration and Development Corporation (“GGEDC”) for the exploration and development of the Fuwan Property.  The joint venture agreement provided for the Company and GGEDC to incorporate a Sino-Foreign joint venture company, with equity interests of 70% and 30%, respectively.  The joint venture company was never formed and the Company had provided all of the funding to explore and develop the Fuwan Property.  On January 10, 2006, the Company and GGEDC agreed that the joint venture would no longer be pursued and that the Company should assume a 100% interest in the Fuwan Property.  Consequently, the Company is now

responsible for all of the exploration and development expenditures on the property.  GGEDC will, however, continue to provide professional services and technical assistance to the Company in relation to the Company’s mining activities in Guangdong Province, China in return for a 10% net profit interest in the Fuwan Property.

The cost of the exploration permit in respect of the Fuwan Silver Project (the “Fuwan Exploration Permit”) has been independently appraised at approximately $1.47 million (RMB10,330,000). On July 20, 2005, the Ministry of Land and Resources, China, approved the transfer of Fuwan Exploration Permit to Minco Mining (China) Corporation (“Minco China”), a wholly-owned subsidiary of Minco Gold. As of June 30, 2007, the Company had paid a total of approximately $1,036,000 (RMB7,231,000), representing the first two installments payable for the Fuwan Exploration Permit. The remaining installment of RMB3,099,000 (approximately $436,000) was due on July 20, 2007.

The Company completed two verification drill holes on the Fuwan Silver Project located in Guangdong, China to verify results of previous drilling reported by the No. 757 Geo-exploration team of Guangdong Geological Exploration Bureau (“757 Exploration Team”), an entity owned and controlled by the Guangdong Geological Bureau of the Government of China. Drilling was supervised by Minco China’s staff, and logging and sampling were undertaken by Minco China’s project geologist. Samples from the verification drill holes were analyzed by fire assay (FA) at the Beijing General Institute of Mining and Metallurgy and provided results similar to the original.

On April 7, 2005, Minco China, on behalf of the Company, received reconnaissance survey exploration permits (“exploration licenses”) from the Ministry of Land and Resources of China for three properties as follows:

a) Guanhuatang silver and multi-metals property;

b) Luoke-Jilinggang silver and multi-metals property; and

c) Guyegang-Sanyatang silver and multi-metals property.

These three exploration licenses are located in the Sanzhou basin, Guangdong Province, China. Two exploration licenses, the Luoke-Jilinggang (75.55 sq. km.) and the Guyegang-Sanyatang (91.91 sq. km) with a total area of 167.46 sq. km, cover a major part of the northeast-trending Fuwan silver belt which hosts the known gold and silver occurrences in the Sanzhou basin, including the Fuwan silver and Changkeng gold projects.

Several gold-silver soil anomalies have been outlined on the two licensed areas. Major silver showings were discovered in the Luzhou and Dieping areas through the follow-up of the anomalies by the 757 Exploration Team.

The Guanhuatang license consists of a total area of 37.38 sq. km located at the south margin of the Sanzhou Basin and covers several silver-copper-lead-zinc occurrences. Exploration work is quite limited in this area.

P & E Mining Consultants Inc., a Brampton, Ontario based mining consulting company, was retained by the Company to prepare an independent technical report on the Fuwan Property. The reports entitled “Technical Report and Resource Estimate on the Fuwan Property, Guangdong Province, China” dated November 3, 2005 is available on SEDAR at www.sedar.com. The report was updated on September 25, 2006 and amended and revised on November 2, 2006 are also available on SEDAR. An updated Technical Report and Resource Estimate were updated on April 15, 2007 and are also available on SEDAR.

Minco China applied for an exploration permit in respect of the Dadinggang Property (the “Dadinggang Application”) in August 2005. This application has been approved in December 2006 by the Ministry of Lands and Resources. The Dadinggang area (0.395 sq. km.), which covers the northeast extension of the Fuwan silver project, has been added to the Luoke-Jilinggang exploration permit. The area of the Luoke-Jilinggang permit has thus been adjusted from 75.55km2 to 75.94km2.

Drilling Programs

The Company conducted three phases of drilling programs during the period from December 2005 to January 2007. 65 holes were drilled by the Company totaling 16,009 metres. The drilling programs were designed to confirm the assay results from the 757 Exploration Team, to upgrade the resource estimate and to expand the silver mineralization along strike and down depth.

The assay results from the 65 holes drilled can be reviewed on the Company’s website at www.mincosilver.ca or at www.sedar.com.

Resource Estimates

On April 17, 2007, the Company updated the resource estimate for the Fuwan Silver Project to take into consideration the completed Phase I, II and III drilling and reflect the Company’s current exploration permit holdings.

Diamond drill data from a total of 272 holes were used for the resource calculation of which 65 holes were from the Phase I, II and III drill programs conducted by the Company. The Phase II and III drilling was undertaken on an 80m x 80m grid so as to allow resource definition in a location to be designated as an initial mining area.

The resource updates were defined using the March 2007, 24 month trailing average metal prices of US$10.23/oz Ag, US$553/oz Au, US$0.56/lb Pb and US$1.18/lb Zn. Costs of $10.00/tonne for mining, $8.00/tonne for processing and $3.50/tonne for G&A for a total of $21.50/tonne and a process recovery of 94% for Ag, along with Au, Pb & Zn credits of approximately $6.00/tonne were utilized to derive a cut-off grade of 50 g/t Ag.

The 51% interest in the silver dominant mineralization residing on the Changkeng exploration license (Changkeng Silver Assets) and held by Minco Gold, was assigned to Minco Silver by Minco Gold pursuant to the assignment agreement dated August 20, 2004.  This 51% interest is held by Minco Gold pursuant to the Changkeng joint venture agreement being made among Minco Gold, GGEDC and two other unrelated Chinese parties. On February 8, 2007, Minco China signed a joint venture article with another three Chinese partners to form a joint venture company Guangzhou Mingzhong Mining Co., Ltd. (“Mingzhong”). Mingzhong received the business license on March 30, 2007. Under the terms of the joint venture article, Minco Gold may earn up to a 51% interest in the joint venture provided that it invests approximately $425,000 (RMB 3.06 million) in the joint venture. In the event Minco Gold ceases to make its investment contributions, its interest in the joint venture will be subject to dilution. As of June 30, 2007, Minco

China has paid RMB 3 million (approximately $417,000). At of the date of this MD&A, the Changkeng Permit has yet to be acquired by Mingzhong.

The mineral resources were estimated using the Canadian Institute of Mining, Metallurgy and Petroleum (CIM), CIM Standards on Mineral Resources and Reserves, Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and adopted by CIM Council December 11, 2005.

Details of the updated resources on the Changkeng and Fuwan properties are shown in table below:

Resource Estimate @ 50g/t Ag Cut-Off Grade.

Resource Area & Classification	Tonnes	Ag (g/t)	Ag (oz)	Au (g/t)	Pb (%)	Zn (%)
Fuwan Permits Indicated	4,477,000	203	29,206,000	0.20	0.18	0.53
Total Indicated	4,477,000	203	29,206,000	0.20	0.18	0.53

Fuwan Permits Inferred	13,845,000	180	80,307,000	0.25	0.22	0.58
Changkeng Permit Inferred ***	4,106,000	142	18,744,000	0.58	0.21	0.74
Total Inferred	17,951,000	172	99,051,000	0.32	0.22	0.61

*** The resources reported on the Changkeng permit represent 51% of the actual resources that reflect the proportion of ownership by Minco Silver Corporation that would be realized upon establishing the Changkeng JV.  The total Changkeng permit inferred silver resources are 8,051,000 tonnes and 36,753,000 ounces of silver.

Total contained silver resources on the Changkeng and Fuwan properties have increased from 130 million ounces to 146 million ounces. The Company’s share of the silver resources increased from 113 million ounces to 128 million ounces since the Company only has rights to 51% of the silver resources on the Changkeng property.

Phase IV Exploration Program

The Company has initiated a Phase IV exploration program designed to further increase the confidence level of the resource through infill drilling and cover a broad spectrum of detailed engineering work to investigate the geotechnical, hydrological, and metallurgical characteristics of the project.

The Company has completed Phase IV drill program in late June and approximately one month ahead of schedule. The objective of the drill program was to complete infill drilling program over the Southwest deposit area between section lines 43 and 15.  The holes are located at 80 metre centers, along new section lines 40 metres apart, and decreases the distance between adjacent holes to yield a 56 metre by 56 metre grid.  The deposit remains open to the South and the Company has planned for approximately 2,500 metres of “step out” drilling to test the Southern extension of the current area of interest.  The drilling results from this program will be incorporated into the next resource calculation as the project advances.

A total of 45 holes aggregating 11,451.8 meters were completed. The results of the first 10 holes completed were released in a news release dated May 25, 2007 and are listed below.  The results of the remaining drill holes are currently being assayed and will be released in the near future.

Hole No.	From (m)			Average Grades
		To (m)	Intercept (m)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
FW0066	46.76	50.25	3.49	0.27	137.87	0.05	0.08
	55.05	55.51	0.46	0.10	440.00	1.14	3.43
FW0067	209.07	210.04	0.97	0.05	208.00	0.07	0.07
FW0068	266.59	267.59	1.00	<0.01	47.00
FW0069	285.08	286.42	1.34	0.07	180.50	0.08	1.30
FW0070	259.45	263.38	3.93	0.13	364.50	0.44	1.28
	264.80	265.44	0.64	0.06	41.00
	269.02	270.06	1.04	1.04	70.00
	284.94	285.74	0.80	0.06	616.50	0.61	0.11
FW0076	167.17	169.17	2.00	0.14	118.50	0.04	0.22
	195.59	198.84	3.25	0.08	1143.80	0.42	0.55
FW0077	171.00	173.00	2.00	0.89	1047.00	0.33	0.63
	178.10	179.20	1.10	0.53	405.00	0.09	0.28
FW0079	141.38	143.68	2.30	0.05	508.20	0.11	0.31
FW0083	196.46	204.11	7.65	0.42	314.18	0.12	0.51
FW101	240.48	241.48	1.00	0.01	151.00	0.01	0.01
	244.41	246.26	1.85	0.10	152.55	0.16	1.36

Approximately 3,000 to 5,000 metres of drilling will be undertaken to evaluate the hydrological aspects of the project.  The area of focus is within the Southwest and Northeast mineralized blocks as well as the Eastern boundary of the Fuwan property.

A combined 400 kilograms of representative core from mineralized zones within the Fuwan deposit have been sent to PRA Laboratory in Kunming, PRC for metallurgical testing.  Final results are expected by the end of August, 2007.

The Company has started the Phase V drill program which will consist of 6,500 metres of diamond drilling.  The objective is to in-fill the north-eastern mineralized zones to the same drill spacing as Phase IV completed for the south-western mineralized body and also to continue to extend the known mineralization down dip to the south and along strike to the south-west.

An updated Resource Estimation is planned to be conducted when the Phase V drilling is completed.

The Company is currently operating 9 drill rigs on the property and anticipates completion of the Phase V exploration program in September, 2007.  It is expected that the hydrological observations, compilation, and analysis of all test-work results will be completed soon after.

Results of Operations

In the following discussion, financial amounts have been rounded to the nearest thousand dollars.

Exploration Costs

The Company’s exploration costs represent expenditures to undertake and support exploration activities on the Company’s properties.

In the second quarter of 2007, the Company spent $1,379,000 on exploration costs; while in the same period in 2006, the Company spent $230,000 on exploration costs.

In the six-month period ended June 30, 2007, the Company spent $1,824,000 on exploration costs for the Fuwan drilling program. In the same period of 2006, the Company spent $405,000 on exploration costs. Most of the increase in exploration expense is due to more drilling as previously described.

The following is a summary of exploration costs incurred on the Fuwan Property:

	Three months ended June 30, 2007	Three months ended June 30, 2006	Six months ended June 30, 2007	Six months ended June 30, 2006	Cumulative from August 20, 2004 (inception) to June 30, 2007

Consulting fees	$ 127,693	$ 58,956	$ 247,177	$ 88,603	$ 672,041
Drilling	1,016,131	150,830	1,285,529	270,168	2,671,350
Labor costs	41,155	8,480	72,914	20,849	159,468
Other exploration costs	194,150	11,460	218,143	25,352	384,363
	$ 1,379,129	$ 229,726	$ 1,823,763	$ 404,972	$ 3,887,222

As of June 30, 2007, the Company has commitments of $1,488,000 for drilling contracts on the Fuwan Property, including the Phase V program and metallurgical and hydrological  testing.

Administrative Expenses

The Company’s administrative expenses include overhead associated with administering and financing the Company’s exploration activities. In the three-month ended June 30, 2007, the Company spent a total of $740,000 on administrative expenses compared to $555,000 in the comparative period. The Company shares office space in Vancouver and China with Minco Gold, which allocates a portion of salaries, rent and office administration expenses at cost to the Company.

Some expenses increased due to increased business activities in 2007. Significant changes in expenses were:

•

The Company has increased its investor relations initiatives in 2007 by attending more investment conferences and incurred higher printing and distribution costs related to IR activities. Also, the Company hired more IR consultants and employees in the late 2006 and early 2007. As a result, the Company incurred investor relations expense of $153,000 in the second quarter of 2007, compared to $84,000 in the comparative period.

•

Personnel costs (comprising salaries, benefits and consulting fees) for the quarter ended June 30, 2007 were $93,000, compared to $53,000 in the comparative period. The increase is a result of the Company (through Minco Gold), in late 2006 and 2007, recruiting several senior level employees and consultants in Canada and China. The Company expects that personnel expense will increase further in coming periods as it hires additional employees or consultants in Canada and China.

•

In the three-month period ended June 30, 2007, the Company granted 715,000 stock options to its employees and consultants at a price range from $2.10 to $3.25 per share. The Company recorded $337,000 of stock based compensation expense in connection with these grants during the three-month ended June 30, 2007 compared to $262,000 for the comparative period.

In the six-month period ended June 30, 2007, the Company incurred a total of $1,623,000 on administrative expenses compared to $944,000 in the comparative period. The increase is generally due to a higher level of business activity in 2007.

Interest and Sundry Income

To date, the Company has been in the exploration stage and has not earned any revenue other than interest income earned on short-term investments. In the quarter ended June 30, 2007, interest and sundry income was $176,000, compared to $65,000 in the same period of 2006. The increase was due to the higher short-term investments and higher interest rate.

Interest and sundry income in the six-month period ended June 30, 2007 was $378,000 compared to $118,000 in the comparative period.

As at June 30, 2007, short-term investments consist of cashable guaranteed investment certificates. The yields on these investments were 4.20% to 4.35%.

Financial Position

Since the Company’s last year end on December 31, 2006, its total assets have decreased from $20,644,000 to $18,945,000 at June 30, 2007.  None of the components of total assets have changed significantly in that period other than some of the short-term investments were converted to cash.

Summary of Quarterly Results

The following table summarizes selected financial information for the eight most recently completed quarters.

	2007		2006				2005
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Interest & sundry income	176,094	202,397	132,598	69,073	65,473	52,646	67,521	7,296
Net income/(loss)	(1,943,492)	(1,124,811)	(2,092,351)	(933,797)	(718,804)	(512,309)	(1,975,660)	(577,485)
Net income/(loss) per share – basic and diluted	(0.06)	(0.04)	(0.07)	(0.04)	(0.03)	(0.02)	(0.07)	(0.03)

During the periods presented, the Company had no discontinued operations or extraordinary items.

The Company’s operating losses have generally trended higher from 2005 to 2007, reflecting the Company’s higher level of activity as it acquired interests in new properties, undertook new exploration initiatives and expanded its workforce and investor relations activities.

Liquidity and Capital Resources

The Company is in the exploration stage and does not generate significant revenues. The Company relies on equity financing for its working capital requirements to fund its exploration, development, investment, and permitting activities.

Cash Flow

In the following discussion, financial amounts have been rounded to the nearest thousand dollars, where possible.

Operating Activities

For the three-month period ended June 30, 2007, cash used in operating activities was $1,515,000 which primarily related to the loss from operations. The cash impact of this loss was partially offset by amortization expense of $4,000 and stock-based compensation of $337,000. The loss in the comparative period of $719,000 was partially offset by stock-based compensation of $262,000.

For the six-month periods ended June 30, 2007 and 2006, cash used in operating activities was $3,187,000 and $992,000, respectively.

Financing Activities

For the quarter ended June 30, 2007, the Company generated $83,000 from the 66,666 stock options exercised at $1.25 per share (2006 - $nil) and $252,000 from the 167,900 broker warrants exercised at $1.50 per share (2006 - $25,000).

The Company received advances from Minco Gold of $968,000 in the three-month period ended June 30, 2007 compared to $286,000 in the comparative period.

During the six-month period ended June 30, 2007, the Company generated $1,208,000 from financing activities, compared to $348,000 in the same period of 2006.

Investing Activities

For the quarter ended June 30, 2007, the Company generated $279,000 from investing activities compared to $502,000 in the same period of 2006. Substantially all of the cash was generated from the redemption of the liquid short-term investments to be used to fund the Company’s activities. The Company also spent $40,000 to purchase new equipment during the three months ended June 30, 2007 compared to $33,000 for the comparative period.

For the six-month period ended June 30, 2007 and 2006, the cash generated from investment activities were $2,014,000 and $843,000, respectively.

Available Resources

The Company’s cash and short-term investments balance as at June 30, 2007 amounted to $18,346,000, which is sufficient to fund the Company’s operations for the next 12 months.

Share Capital

In October 2005, the Company, Computershare Trust Company of Canada (the “Escrow Agent”) and the principals of the Company (“Principals”) signed an escrow agreement. Pursuant to the escrow agreement, the Principals agreed to deposit an aggregate of 19,190,000 common shares in escrow (the “Escrowed Securities”) with the Escrow Agent.  The escrow agreement provides that the Escrowed Securities will be released as follows: (i) 25% on the date of listing of the Company’s Shares on a Canadian exchange (the “Listing Date”); (ii) 25% six months after the Listing Date; (iii) 25% twelve months after the Listing Date; and (iv) 25% eighteen months after the Listing Date. As at June 30, 2007, all common shares have been released from escrow.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements. As disclosed elsewhere in this MD&A, the Company has certain obligations in respect of the allocation of any profits that may be generated from the Fuwan Property.

Contractual Obligations

The Company has commitments in respect of office leases requiring minimum payments of $42,046, as follows:

2007	$ 9,197
2008	18,683
2009	5,333
2010	5,000
2011	3,833
046

The Company shares office space with Minco Gold in Vancouver and China, and pays rental through Minco Gold.

The Company has committed $1,448,000 for drilling contracts in 2007 on the Fuwan Property, including the Phase V program and metallurgical and hydrological  testing.

Transactions with Related Parties

a.

Due to Minco Gold at June 30, 2007 was $1,261,348 (December 31, 2006 – $442,404), used for expenditures on the Fuwan Property, new silver projects’ investigation, and shared office expenses. The amount due to Minco Gold is unsecured and non-interest bearing. The amount was subsequent repaid to the period end.

b.

In the first two quarters of 2007, the Company paid consulting fees of $54,375 (June 30, 2006 – $40,125) to a director and President of the Company. These consulting fees are included in exploration costs, property investigation and management fees. The Company also paid director’s fees of $32,333 to other directors (June 30, 2006 - $16,500).

c.

In the first two quarters of 2007, the Company paid or accrued $29,045 (June 30, 2006 – $27,349) in respect of rent, $102,922 (June 30, 2006 – $60,201) in respect of exploration costs, and $403,120 (June 30, 2006 – $315,829) in respect of shared office expenses to Minco Gold.

d.

As disclosed in Note 5, the Company entered into a strategic alliance with Silver Standard, a company which is a shareholder of the Company and which is related by one common director.

The above transactions are conducted in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

Critical Accounting Estimates

The preparation of the Company’s financial statements requires management to make various judgments with respect to estimates and assumptions. On an ongoing basis, management regularly reevaluates its estimates and assumptions; however actual amounts could differ from those based on such estimates and assumptions.

The Company follows the fair value method, as determined using the Black-Scholes option valuation model, of accounting for stock-based compensation as recommended by the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based compensation and other stock-based payments.

Under the fair value method, compensation cost is measured at fair value at the date of grant and is expensed over the award’s vesting period.

In the opinion of management, none of the accounting estimates reflect matters that are highly uncertain at the time the accounting estimate is made or that would have a material impact on the Company’s financial condition, changes in financial condition or results of operations.

Changes in Accounting Policies

The Company’s significant accounting policies are described in Note 2 to the December 31, 2006 audited financial statements. There has been no change to the Company’s accounting policies in the current period.

Financial and Other Instruments

Fair value – The fair values of cash, receivables, accounts payable and accrued liabilities and amount due to Minco China approximates their carrying values due to the short-term nature of these financial instruments. Short-term investments are carried at the lower of cost or market value.

Exchange risk – The Company operates in China and many of its exploration expenditures are payable in either U.S. dollars or the Chinese currency RMB and are therefore subject to foreign currency risk arising from changes in exchange rates with the Canadian dollar.

Interest rate risk – The Company is exposed to interest rate risk on its short-term investments.

Credit risk – The Company generally places its short-term investment funds into government and Canadian bank debt securities and is subject to minimal credit risk with regard to short-term investments.

The Company does not have any risk associated with “other instruments”; that is, instruments that may be settled by the delivery of non-financial assets.

Contingencies

(a)

The Company’s interest in the Changkeng Property relates to the assignment to it by Minco Gold of Minco Gold’s right to earn up to a 51% interest in the Changkeng Property’s silver mineralization pursuant to the Preliminary Changkeng Joint Venture (“JV”) Agreement dated April 16, 2004, superseded by the formal joint venture agreement dated September 28, 2004. On February 8, 2007, Minco China, Minco Gold’s wholly owned subsidiary, signed a joint venture article with other three Chinese partners to form a joint venture company Guangzhou Mingzhong Mining Co., Ltd. Mingzhong received the business license on March 30, 2007. Under the terms of the joint venture agreement, Minco Gold may earn up to a 51% interest in the joint venture provided that it invests approximately $425,000 (RMB 3.06 million) in the joint venture. At June 30, 2007, Minco China has invested RMB 3 million (approximately $417,000) in Mingzhong. The Changkeng Permit has yet to be acquired by Mingzhong. Therefore, the Company’s interest in the silver mineralization of the Changkeng Property is entirely dependent on whether Mingzhong can acquire the Changkeng Permit.

(b)

There is some risk to the Company’s ownership in all of its mineral interests in China as it does not hold its interests directly. The Company, Minco China and Minco Gold have confirmed pursuant to the Second Confirmation Agreement that Minco China holds the Fuwan Permits on behalf of and in trust for the Company on a temporary basis, until such time as the Company has established a new Chinese corporation, majority controlled by the Company. When the Chinese subsidiary has been established, the Company will direct the permits to be transferred, subject to government approval, from Minco China to the newly established subsidiary. The Company has the sole authority to direct Minco China in the future as to any transfer or other transaction relating to the Fuwan Permits. Minco Gold and Minco China agreed in the Second Confirmation Agreement not to transfer, sell, pledge, grant security interests in, or otherwise encumber, in any manner whatsoever, the Fuwan Permits. In addition, Minco Gold agreed pursuant to the Second Confirmation Agreement not to transfer or sell any of its ownership or equity interest in Minco China or encumber its interest in any way if any of the foregoing, individually or in combination, would have the effect of Minco Gold holding at any point in time less than, on an actual or a fully-diluted calculation basis, a 75% unencumbered ownership interest in Minco China. Likewise, Minco China agreed pursuant to the Second Confirmation Agreement not to enter into any agreement or grant any option or right for the purchase, sale, transfer or issuance of any ownership or equity interests in Minco China if any of the foregoing, individually or in combination, would have the effect of Minco Gold holding at any point in time less than, on an actual or a fully-diluted calculation basis, a 75% unencumbered ownership interest in Minco China.

Outstanding Share Data

At the date of this MD&A, the Company has 31,130,466 common shares, 3,760,001 stock options and 2,875,000 warrants outstanding, for a total of 37,765,467 fully diluted common shares outstanding.